Exhibit 99.2

SAVERONE 2014 LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of SaverOne 2014 Ltd. (the “Company”) hereby appoints Ori Gilboa, Chief Executive Officer, and Omri Hagai, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel, on Sunday, August 17, 2025, at 3:00 p.m. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SAVERONE 2014 LTD.

AUGUST 17, 2025

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR
THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect Yaron Beeri as a Class I Director to our Board of Directors (the “Board”) for a three-year term.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-elect Sharon Schrieber to our Board as an external director for a three-year term ending August 18, 2028.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve an increase of the Company's registered share capital from NIS 100,000,000, divided into 10,000,000,000 Ordinary Shares, par value $0.01 NIS each (the "Ordinary Shares") to NIS 5,000,000,000 divided into 500,000,000,000 Ordinary Shares par value $0.01 NIS each, and to amend the Company's Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To authorize our Board to effect a reverse share split of the Company’s issued and outstanding Ordinary Shares in the range of a ratio between 1:50 and 1:200, such that, depending on the ratio, every fifty ordinary shares and up to two hundred ordinary shares shall be converted into one Ordinary Share with no change to the par value, to be effected at the discretion of, and at such ratio and on such date to be determined by the Board, but not later than 12 months after the date of the Meeting, and to approve conforming amendments to the Company’s Articles of Association to reflect such reverse share.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

______, 2025
NAME	SIGNATURE	DATE

_______, 2025
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.